Natural Resource Partners L.P.

601 Jefferson Street, Suite 3600

Houston, Texas 77002

(713) 751-7507

August 15, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-4628

Re:	Natural Resource Partners L.P. Registration Statement on Form S-3 (File No. 333-183314)

Ladies and Gentlemen:

Reference is made to the registration statement on Form S-3 (File No. 333-183314) filed with the Securities and Exchange Commission by Natural Resource Partners L.P. on August 14, 2012 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of the registration fee:

“THE REGISTRANT HERBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THERAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.”

If you have any questions or comments, please do not hesitate to contact Ramey Layne by telephone at (713) 758-4629 or Wyatt Hogan by telephone at (713) 751-7516.

Sincerely, Natural Resource Partners L.P.

By:	NRP GP LP, its General Partner

By:	GP Natural Resource Partners LLC, its General Partner

By:	/s/ Wyatt L. Hogan
Name:	Wyatt L. Hogan
Title:	Vice President and General Counsel